UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Florida Public Utilities Company

File No. 001-10608 - CF# 23386

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Florida Public Utilities Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 20, 2009.

Based on representations by Florida Public Utilities Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28   through February 28, 2010
Exhibit 10.29   through February 28, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel